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Thomas White American Opportunities Fund

All information as of 12/31/06

Fund Objectives & Policies

This Fund seeks to maximize long-term capital growth by primarily investing in mid-size and smaller US companies. The Fund typically combines broad industry diversification and long holding periods in an attempt to produce a portfolio with lower volatility than comparable funds.

Quarterly Commentary

Over the year ended December 31, 2006 the Fund returned 10.4%. This compares to a +15.3% return for Russell MidCap Index. For the fourth quarter, returns for the Fund versus the Index were +5.6% and +7.7%, respectively.

Believing that 2006 could have been a declining market and in keeping with our objective of minimizing return risk, we maintained a portfolio beta that was below our benchmark. Adhering to the Fund's stated goal of including smaller cap stocks also lowered the portfolio's performance versus the Russell Midcap index.

Top individual performers for 2006 were retailer American Eagle Outfitters (+70.2%), mining firm Phelps Dodge Corp (+66.4%) and staffing services company Manpower Inc (+61.1%). Phelps Dodge was also the fourth quarter leader (+41.3%), resulting in part from its takeover in the quarter by Freeport McMoRan. Mergers and acquisitions benefited the portfolio in 2006 and should continue to do so for the near future.

The diversity of the top individual performing companies is reflective of performance across industries as well. Metals (+33.7%) on the back of Phelps Dodge, Communications (+37%) led by Telephone and Data Systems Inc (+50.8%) and Capital Goods (+20.4%) led by truck manufacturer Paccar Inc (+40.6%) were the leading industries for 2006. Utilities were strong with Centerpoint Energy (+29%), Pepco Holdings (+21%) and Wisconsin Energy Corp (+21%) showing robust returns.

The resilience of the American consumer refused to disappoint, despite the slow economic growth environment later in the year, with American Eagle Outfitters and Federated Department Stores (+15%) leading the retail portfolio. Manpower Inc and executive search firm Heidrick and Struggles Intl (+32.2%) helped bolster the retail holdings sector. Tobacco companies Loews Corp (+35.7%) and Reynolds American (+31.9%) were bright spots in Consumer Staples. We also saw poultry producer Pilgrim's Pride (-24.9%) fall as chicken and meat markets were slower to revive than anticipated.

In the Technology sector, our stock selection emphasizes companies with more stable business models. Yet, secure communication systems maker Harris Corp (-33.8%) and consultant Fair Isaac & Co (-2%) - companies with positive free cash flow and strong balance sheets - mirror the poor sector performance in 2006.

The resilience in consumer spending this year also benefited real estate investments trusts owning retail outlets and shopping malls. Strong returns in the portfolio came from Kimco Realty Corp (+40.1%) and Developers Diversified Realty Co (+26.5%). Importantly, the correlation between REIT performance and broad market indices has been lower than the typical industry. Given our more defensive philosophy, we have invested in REITs and are pleased with the sectors contribution to the portfolio.

Despite the slow business outlook for next year, our analysts find most U.S. corporations have higher than normal profit margins and stronger than normal balance sheets while continuing to improve productivity by outsourcing and investing In labor-saving technology. This suggests 2007 should produce moderate single digit returns - not too exciting - but above an anticipated 2% to 3% rate of inflation.

Fund Facts
Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmarks:	Russell Midcap Index
Russell Midcap Value Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

Asset Allocation		Fees & Expenses[4]
Cash	1.18%	Advisory Fee	1.00%
Equities	98.82%	Other Expenses	0.35%
Total	100.00%	Total Expenses	1.35%

Portfolio Weightings

[Chart omitted]

Financials	23.3%
Consumer Discretionary	16.1%
Industrials	10.6%
Utilities	11.1%
Healthcare	9.0%
Technology	9.2%
Energy	6.7%
Consumer Staples	6.9%
Materials	6.1%
Telecom	1.0%

Average Annual Returns1,2

As of 12/31/06

[Chart omitted]

	4thQr	YTD	1-YR	3-YRS	5-YRS	Inception
American Opportunities Fund	5.6%	10.5%	10.5%	13.0%	11.8%	10.5%
Russell Midcap	7.7%	15.3%	15.3%	16.0%	12.9%	11.2%
Russell Midcap Value	8.5%	20.2%	20.2%	18.8%	15.9%	13.3%
S&P 500	6.7%	15.8%	15.8%	10.4%	6.2%	3.4%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Growth of $10,000 Investment

(As of 12/31/06)

[Chart omitted]

Date	TWAOX	Russell Midcap Value	Russell Midcap	S&P 500
Mar 4, 1999	10,000.00	10,000.00	10,000.00	10,000.00
Mar 31, 1999	9,990.00	10,136.21	10,340.76	10,400.09
Apr 30, 1999	10,790.00	11,096.21	11,104.66	10,802.83
May 31, 1999	10,790.00	11,142.54	11,072.81	10,547.74
Jun 30, 1999	11,210.00	11,269.65	11,463.34	11,133.12
Jul 31, 1999	10,900.00	10,987.47	11,148.67	10,785.49
Aug 31, 1999	10,570.00	10,607.76	10,859.92	10,732.13
Sep 30, 1999	10,390.00	10,070.87	10,477.65	10,437.92
Oct 31, 1999	10,730.00	10,368.00	10,974.29	11,098.44
Nov 30, 1999	10,750.00	10,178.27	11,290.35	11,324.05
Dec 31, 1999	11,142.69	10,451.05	12,283.90	11,990.99
Jan 31, 2000	10,451.28	9,826.08	11,876.81	11,388.53
Feb 29, 2000	10,451.28	9,415.35	12,790.14	11,172.95
Mar 31, 2000	11,433.28	10,556.48	13,523.02	12,265.99
Apr 30, 2000	11,363.13	10,598.71	12,883.38	11,896.96
May 31, 2000	11,182.77	10,781.01	12,541.97	11,652.87
Jun 30, 2000	11,142.69	10,378.88	12,913.21	11,940.14
Jul 31, 2000	11,052.50	10,621.74	12,768.07	11,753.47
Aug 31, 2000	11,814.05	11,272.86	13,991.25	12,483.53
Sep 30, 2000	11,463.34	11,381.08	13,791.87	11,824.49
Oct 31, 2000	11,506.44	11,597.32	13,579.48	11,774.49
Nov 30, 2000	11,054.59	11,446.55	12,357.32	10,846.20
Dec 31, 2000	11,727.11	12,455.56	13,297.72	10,899.28
Jan 31, 2001	11,464.41	12,410.72	13,511.81	11,285.98
Feb 28, 2001	11,317.30	12,358.60	12,689.62	10,256.90
Mar 31, 2001	11,096.62	12,016.27	11,902.86	9,607.13
Apr 30, 2001	11,800.67	12,676.56	12,920.55	10,353.70
May 31, 2001	12,178.97	13,036.57	13,160.88	10,423.07
Jun 30, 2001	12,042.36	12,861.88	13,035.85	10,169.38
July 31, 01	12,010.84	12,810.44	12,663.02	10,069.27
Aug 31, 2001	11,779.66	12,576.00	12,176.13	9,438.92
Sep 30, 2001	10,928.49	11,376.88	10,708.30	8,676.71
Oct 31, 2001	11,253.41	11,437.64	11,132.35	8,842.16
Nov 30, 2001	11,907.31	12,238.27	12,065.24	9,520.41
Dec 31, 2001	12,445.19	12,746.16	12,550.26	9,603.81
Jan 31, 2002	12,571.75	12,874.89	12,474.96	9,463.66
Feb 28, 2002	12,708.86	13,083.47	12,342.72	9,281.15
Mar 31, 2002	13,278.39	13,752.56	13,083.29	9,630.21
Apr 30, 2002	13,299.48	13,743.62	12,829.47	9,046.35
May 30, 2002	13,236.20	13,723.00	12,684.50	8,979.70
Jun 30, 2002	12,687.77	13,110.96	11,834.13	8,340.00
Jul 31, 2002	11,654.18	11,827.39	10,679.12	7,689.94
Aug 31, 2002	11,791.29	11,964.59	10,737.85	7,740.43
Sep 30, 2002	10,873.72	10,756.17	9,746.75	6,899.20
Oct 31, 2002	11,139.89	11,098.64	10,239.35	7,506.44
Nov 30, 2002	11,499.24	11,797.30	10,949.96	7,948.26
Dec 31, 2002	11,213.87	11,517.12	10,518.53	7,481.22
Jan 31, 2003	11,097.61	11,198.09	10,306.06	7,285.21
Feb 28, 2003	10,791.11	11,011.08	10,169.55	7,175.94
Mar 31, 2003	10,843.95	11,048.52	10,269.72	7,245.61
Apr 30, 2003	11,562.65	11,888.65	11,015.61	7,842.43
May 31, 2003	12,239.08	12,935.33	12,023.54	8,255.65
Jun 30, 2003	12,471.60	13,025.88	12,145.46	8,361.32
Jul 31, 2003	13,031.77	13,430.98	12,545.65	8,508.74
Aug 31, 2003	13,560.22	13,907.78	13,090.14	8,674.66
Sep 30, 2003	13,359.41	13,799.30	12,926.51	8,582.53
Oct 31, 2003	14,432.82	14,812.58	13,912.80	9,068.04
Nov 30, 2003	14,802.90	15,241.41	14,303.06	9,147.84
Dec 31, 2003	15,088.38	15,899.84	14,732.15	9,627.56
Jan 31, 2004	15,490.17	16,319.59	15,160.85	9,804.27
Feb 29, 2004	15,860.25	16,722.69	15,486.81	9,940.54
Mar 31, 2004	16,082.29	16,750.11	15,489.91	9,790.54
Apr 30, 2004	15,595.91	16,041.58	14,921.43	9,636.83
May 31, 2004	15,627.63	16,452.89	15,291.48	9,769.05
Jun 30, 2004	16,029.42	17,040.26	15,715.05	9,958.96
Jul 31, 2004	15,342.14	16,578.46	15,027.68	9,629.32
Aug 31, 2004	15,511.32	16,844.55	15,092.30	9,668.12
Sep 30, 2004	16,198.60	17,334.73	15,582.80	9,772.83
Oct 31, 2004	16,539.39	17,735.85	16,012.88	9,922.16
Nov 30, 2004	17,644.29	18,934.79	16,988.07	10,323.61
Dec 31, 2004	18,122.70	19,669.46	17,710.91	10,674.92
Jan 31, 2005	17,621.51	19,211.17	17,271.68	10,414.72
Feb 28, 2005	17,917.67	19,881.64	17,806.06	10,633.84
Mar 31, 2005	17,655.68	19,821.99	17,666.29	10,445.52
Apr 30, 2005	17,040.58	19,299.68	17,102.73	10,247.05
May 31, 2005	17,735.42	20,096.76	17,922.64	10,573.11
Jun 30, 2005	18,487.21	20,753.92	18,404.76	10,588.13
Jul 31, 2005	19,341.51	21,742.64	19,374.69	10,982.01
Aug 31, 2005	19,204.82	21,571.98	19,239.06	10,882.07
Sep 30, 2005	19,239.00	21,865.36	19,493.98	10,970.21
Oct 31, 2005	18,552.30	21,196.28	18,908.38	10,787.34
Nov 30, 2005	19,306.97	21,943.45	19,747.91	11,195.53
Dec 31, 2005	19,709.47	22,157.18	19,951.32	11,198.89
Jan 31, 2006	20,376.09	23,117.69	20,976.81	11,495.44
Feb 28, 2006	20,325.78	23,336.15	20,951.64	11,526.59
Mar 31, 2006	20,803.74	23,845.82	21,471.24	11,670.10
Apr 30, 2006	20,828.89	24,073.54	21,621.54	11,826.83
May 31, 2006	20,111.96	23,571.61	20,892.90	11,486.45
Jun 30, 2006	20,325.78	23,713.04	20,916.92	11,502.07
Jul 30, 2006	20,124.53	23,577.87	20,459.89	11,573.04
Aug 30, 2006	20,300.62	24,239.00	20,979.57	11,848.36
Sep 30, 2006	20,627.65	24,549.26	21,359.30	12,153.70
Oct 30, 2006	21,293.35	25,544.48	22,199.79	11,206.23
Nov 30, 2006	21,933.43	26,367.02	22,998.98	11,419.15
Dec 31, 2006	21,776.96	26,635.96	22,996.68	11,579.36

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks. The cumulative returns since inception was 103.3% for the Fund and 137.1% and 109.2% for the Russell Midcap and Russell Midcap Value indices, respectively, and 15.0% for the S&P 500. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares. Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 41 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Market Cap Exposure
Large Cap (over $15 billion)	13.76%
Mid Cap ($1.75-$15 billion)	79.25%
Small Cap (under $1.75 billion)	6.99%

Top Ten Holdings
Company	Industry	Weight
Manpower	Consumer Disc	2.1%
Wisconsin Energy Corp	Utilities	2.1%
Reynolds American Inc	Consumer Staples	2.0%
CACI Inc Cl. A	Technology	2.0%
Valero Energy Corp	Energy	1.9%
Arrow Electronics Inc	Technology	1.9%
L-3 Communications	Industrials	1.8%
Martin Marietta Materials	Industrials	1.8%
K-Swiss Inc	Consumer Disc	1.8%
AMB Property Corp	Financials	1.8%
		19.2%

Risk Information3

[Chart omitted]

	% year standard deviation	5 year annualized return
American Opportunities Fund	11.33%	11.85%
Russell Midcap	16.10%	12.87%
Russell Midcap Value	15.53%	15.88%
S&P 500	15.23%	6.19%

Distributed By

Thomas White Funds Family

440 South LaSalle Street, Suite 3900

Chicago, IL 60605

1-800-811-0535

www.thomaswhite.com

email: info@thomaswhite.com

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. The Russell Midcap Value Index measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth rates. The S&P 500 is 500 widely held U.S stocks weighted by their market values. It is not possible to invest directly in an index. All indices are unmanaged and returns assume the reinvestment of dividends.

3. The above graph displays the American Opportunities Fund's risk/reward profile, when based against the Russell Midcap Index . The Fund falls into a quadrant that represents a return pattern that has potentially high reward with potentially lower risk than the Russell Midcap Index. The data in the scatterplot graph represents the annualized five year performance and standard deviation, which is a measure of volatility. No measure of risk is necessarily more accurate or reliable than another and the data presented is not intended to be a prediction of future results. Source: Morningstar Direct.

4. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund's total operating expenses exceed 1.35% of the Fund's average daily net assets during the current fiscal year.

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www.thomaswhitefunds.com

Thomas White International Fund

All information as of 12/31/06

Fund Facts
Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All-Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

Fourth Quarter Commentary

We are pleased to report in 2006 that the Thomas White portfolio returned 31.8%, outperforming the MSCI All Country ex US index (26.65%). For 2006, the Fund outperformed the index in each of the six major regions. For the 4th quarter, the Fund returned 12.7% versus 11.2% for the index. The Fund's three-year and five-year returns have also bested the index as shown below. Emerging Markets (EM) led by China, commodity oriented companies and mergers and acquisitions (M&A) were once again the primary drivers for the portfolio. Strong local performance occurred in just about every country/region and industry in which the Fund invested in 2006. The Fund also benefited from a weakening dollar as the Euro and British pound declined 11.4% and 13.7% during 2006.

Our overweight position in EM - the result of our bottom-up stock selection process - was successful with the Fund returning +42.8% compared to the region's benchmark +32.1% return for the year. Exceptional quarterly returns include China Life Insurance +74.5% and South African telecom firm MTN Group Ltd (+50.3%). During the quarter, we raised our exposure in China to almost 4% of the portfolio. Strong returns were also realized with Brazilian Banco Do Brasil SA (+36.9%0) and mining firm Cia Vale Do Rio Doce (+36.8%), along with South African furniture retailer JD Group Ltd (+35.8%). The South African Rand rebounded 10% against the dollar after declining nearly 21% during Q2 and Q3 of 2006.

The Fund's underweight in Europe, in lieu of EM, was offset by strong stock selection - European investments returned +44.2% versus +33.7% for the MSCI Europe index. A sluggish but accelerating economic recovery on the European Continent, plus growing confidence by the region's business executives, combined to push European stocks higher. Examples illustrating the broad based economic strength in the region include British tobacco firm Gallaher (+34.7%), German carbon products producer SGL Carbon AG (+30.3%) and France's water services giant Veolia Environment(+27.7%). Japan was the major laggard during '06 as the Nikkei was up 6.9%. Japan continues its apparent economic upturn, buoyed by consumer spending, but remained the weakest region. Japan Tobacco's 24.3% return, aided by its takeover of Gallaher, helped the Fund's Japanese stocks return 7.29%. The Fund reduced its weight in Japan during the 4th quarter as new inflows were deployed in EM countries.

In 2006, the Fund benefited from merger and acquisition activity and we believe companies will continue to be acquisitive in 2007 with merger and acquisition goals likely to include 1) geographic diversification of operations; 2) product and market share expansion; 3) improving economies of scale and 4) leveraging today's lower cost of capital.

We believe international stocks will outperform US equities over the next decade. Our analysts anticipate Russia, India, China and several smaller Emerging Market countries will continue to drive global growth over the next several years as adoption of free enterprise and the burgeoning availability of affordable digital communications and technology help emerging nations "close the gap" with their wealthier counterparts.

We stress the importance of maintaining a diversified portfolio designed to moderate market volatility. Adherence to our philosophy of stock selection and diversification is intended to mitigate the negative short-term effect volatility can have on our ability to achieve our long-term investment goals. We stress the importance of maintaining a diversified portfolio designed to moderate market volatility. Adherence to our philosophy of stock selection and diversification is intended to mitigate the negative short-term effect volatility can have on our ability to achieve our long term investment goals.

Thank you for your confidence in Thomas White International, Ltd.

Top Ten Holdings
Company	Country	Industry	Weight
Samsung Electronics	Korea	Technology	2.2%
Repsol YPF SA	Spain	Energy	1.9%
Sanofi-Aventis	France	Healthcare	1.9%
Christian Dior	France	Technology	1.8%
China Mobile HK Ltd.	Hong Kong	Telecom	1.7%
Gallaher	U.K.	Healthcare	1.7%
Sumitomo Mitsui Fin'l	Japan	Financials	1.6%
China Life Insurance Co.	China	Financials	1.6%
Canon	Japan	Financials	1.5%
Fresenius AG	Germany	Healthcare	1.5%
Top 10 Holdings Weight:			17.4%
Total Number of Holdings: 138

Country/Asset Allocation

[Chart omitted]

Continental Europe	36.0%
Emerging Markets	21.3%
Japan	17.4%
United Kingdom	11.0%
Pacific xJapan	6.4%
North America	4.6%
Cash	3.3%

Market Cap Exposure
Large Cap (over $15 billion)	59.11%
Mid Cap ($1.75-$15 billion)	38.02%
Small Cap (under $1.75 billion)	2.87%

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 41 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Average Annual Returns1,2 As of 12/31/06

[Chart omitted]

	4th Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Inception
International Fund	12.7%	31.8%	31.8%	25.9%	19.2%	10.9%	11.0%
MSCI All-Country World ex US	11.2%	26.7%	26.7%	21.3%	16.4%	8.6%	7.9%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Yearly Performace1,2

Year	TWWDX	MSCI All-Country x US
2006	31.8%	26.7%
2005	25.5%	16.6%
2004	20.4%	20.9%
2003	36.3%	40.8%
2002	-11.4%	-15.0%

Distributed By
Thomas White Funds Family	Fees & Expenses3
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.44%
1-800-811-0535	Total Expenses	1.44%
www.thomaswhite.com
email: info@thomaswhite.com

Growth of $10,000 Investment (As of 12/31/06)

[Chart omitted]

Date	TWWDX	AC EX USA
Jun 28, 1994	10,000.00	10,000.00
Jun 30, 1994	10,010.00	10,000.00
Jul 31, 1994	10,440.00	10,184.41
Aug 31, 1994	10,690.00	10,533.15
Sep 30, 1994	10,380.00	10,312.33
Oct 31, 1994	10,500.00	10,556.50
Nov 30, 1994	10,130.00	10,054.01
Dec 31, 1994	10,067.11	10,041.90
Jan 31, 1995	9,966.24	9,557.29
Feb 28, 1995	10,258.77	9,504.36
Mar 31, 1995	10,531.13	10,034.01
Apr 30, 1995	10,803.48	10,391.20
May 31, 1995	11,035.49	10,335.09
Jun 30, 1995	11,106.10	10,191.36
Jul 31, 1995	11,549.94	10,746.69
Aug 31, 1995	11,388.55	10,364.35
Sep 30, 1995	11,570.12	10,555.72
Oct 31, 1995	11,408.72	10,275.30
Nov 30, 1995	11,620.55	10,490.30
Dec 31, 1995	11,982.92	10,898.89
Jan 31, 1996	12,357.39	11,020.46
Feb 29, 1996	12,432.28	11,022.23
Mar 31, 1996	12,507.17	11,236.46
Apr 30, 1996	12,838.84	11,635.98
May 31, 1996	12,913.74	11,441.56
Jun 30, 1996	12,903.04	11,509.02
Jul 31, 1996	12,475.08	11,114.33
Aug 31, 1996	12,710.46	11,177.92
Sep 30, 1996	13,020.73	11,452.80
Oct 31, 1996	13,191.91	11,334.58
Nov 30, 1996	13,898.05	11,764.65
Dec 31, 1996	13,960.43	11,623.00
Jan 31, 1997	14,018.17	11,409.13
Feb 28, 1997	14,145.19	11,618.15
Mar 31, 1997	13,937.34	11,594.33
Apr 30, 1997	14,052.81	11,692.19
May 31, 1997	14,907.30	12,414.77
Jun 30, 1997	15,357.63	13,099.44
Jul 31, 1997	15,946.53	13,364.05
Aug 31, 1997	15,115.14	12,312.97
Sep 30, 1997	16,073.55	12,979.10
Oct 31, 1997	15,276.80	11,874.58
Nov 30, 1997	15,426.92	11,725.67
Dec 31, 1997	15,594.27	11,860.52
Jan 31, 1998	15,838.69	12,215.14
Feb 28, 1998	16,853.05	13,029.89
Mar 31, 1998	17,794.09	13,480.73
Apr 30, 1998	17,745.20	13,577.12
May 31, 1998	17,598.55	13,331.37
Jun 30, 1998	17,610.77	13,280.71
Jul 31, 1998	17,720.76	13,406.88
Aug 31, 1998	15,398.73	11,516.51
Sep 30, 1998	15,435.39	11,273.05
Oct 31, 1998	16,596.41	12,453.90
Nov 30, 1998	17,415.23	13,123.17
Dec 31, 1998	18,173.73	13,575.92
Jan 31, 1999	18,213.18	13,560.58
Feb 28, 1999	17,779.22	13,256.83
Mar 31, 1999	18,029.08	13,897.13
Apr 30, 1999	18,883.85	14,591.99
May 31, 1999	18,200.68	13,906.16
Jun 30, 1999	19,001.03	14,545.85
Jul 31, 1999	19,297.46	14,887.67
Aug 31, 1999	19,312.28	14,939.78
Sep 30, 1999	19,030.67	15,041.37
Oct 31, 1999	19,712.46	15,600.91
Nov 30, 1999	20,927.81	16,224.95
Dec 31, 1999	22,955.30	17,772.81
Jan 31, 2000	21,250.23	16,807.74
Feb 29, 2000	22,244.86	17,261.55
Mar 31, 2000	22,465.88	17,910.59
Apr 30, 2000	21,266.02	16,911.18
May 31, 2000	20,966.05	16,478.25
Jun 30, 2000	21,708.08	17,180.22
Jul 31, 2000	20,918.69	16,501.60
Aug 31, 2000	20,902.90	16,706.22
Sep 30, 2000	19,924.07	15,779.03
Oct 31, 2000	19,458.89	15,277.26
Nov 30, 2000	18,896.31	14,591.31
Dec 31, 2000	19,591.27	15,090.33
Jan 31, 2001	19,624.36	15,316.68
Feb 28, 2001	18,449.54	14,103.60
Mar 31, 2001	17,009.98	13,106.48
Apr 30, 2001	18,135.16	13,997.72
May 31, 2001	17,804.22	13,611.38
Jun 30, 2001	17,539.48	13,088.71
July 31, 01	17,208.54	12,798.14
Aug 31, 2001	16,910.70	12,480.74
Sep 30, 2001	15,173.30	11,156.54
Oct 31, 2001	15,443.99	11,468.92
Nov 30, 2001	15,977.12	11,993.05
Dec 31, 2001	16,310.32	12,147.04
Jan 31, 2002	15,727.22	11,627.15
Feb 28, 2002	16,010.44	11,710.86
Mar 31, 2002	17,110.01	12,346.76
Apr 30, 2002	17,326.60	12,427.01
May 30, 2002	17,826.40	12,562.47
Jun 30, 2002	17,026.71	12,019.77
Jul 31, 2002	15,360.69	10,848.44
Aug 31, 2002	15,693.90	10,848.99
Sep 30, 2002	14,027.88	9,698.99
Oct 31, 2002	14,474.09	10,218.86
Nov 30, 2002	14,910.67	10,710.69
Dec 31, 2002	14,457.30	10,364.74
Jan 31, 2003	13,987.14	10,000.94
Feb 28, 2003	13,416.24	9,797.92
Mar 31, 2003	13,164.37	9,607.84
Apr 30, 2003	14,457.30	10,534.03
May 31, 2003	15,313.66	11,205.05
Jun 30, 2003	15,683.06	11,515.43
Jul 31, 2003	16,035.68	11,821.74
Aug 31, 2003	16,606.59	12,174.03
Sep 30, 2003	16,975.99	12,515.51
Oct 31, 2003	17,915.26	13,326.77
Nov 30, 2003	18,391.19	13,617.42
Dec 31, 2003	19,699.99	14,657.11
Jan 31, 2004	20,175.91	14,892.51
Feb 29, 2004	20,583.85	15,271.07
Mar 31, 2004	20,753.83	15,364.99
Apr 30, 2004	19,920.95	14,887.45
May 31, 2004	19,835.97	14,934.49
Jun 30, 2004	20,396.88	15,258.27
Jul 31, 2004	19,818.97	14,813.64
Aug 31, 2004	19,971.95	14,932.30
Sep 30, 2004	20,532.86	15,412.38
Oct 31, 2004	21,180.64	15,948.42
Nov 30, 2004	22,763.60	17,055.40
Dec 31, 2004	23,727.13	17,787.76
Jan 31, 2005	23,469.04	17,481.45
Feb 28, 2005	24,983.18	18,343.64
Mar 31, 2005	24,191.70	17,845.97
Apr 30, 2005	23,555.07	17,405.89
May 31, 2005	23,709.93	17,515.03
Jun 30, 2005	24,294.93	17,844.66
Jul 31, 2005	25,499.36	18,503.13
Aug 31, 2005	26,583.34	18,976.62
Sep 30, 2005	28,114.68	19,955.44
Oct 31, 2005	27,168.28	19,229.06
Nov 30, 2005	28,234.80	19,875.54
Dec 31, 2005	29,787.81	20,831.75
Jan 31, 2006	32,482.18	22,284.14
Feb 28, 2006	32,500.89	22,219.74
Mar 31, 2006	33,754.53	22,865.22
Apr 30, 2006	35,775.31	24,044.15
May 31, 2006	33,791.95	22,935.72
Jun 30, 2006	33,511.28	22,912.78
Jul 30, 2006	33,754.53	23,147.18
Aug 30, 2006	34,690.07	23,803.17
Sep 30, 2006	34,839.76	23,818.64
Oct 30, 2006	36,238.73	24,788.54
Nov 30, 2006	37,599.43	25,688.61
Dec 31, 2006	39,260.29	26,489.07

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks. The cumulative returns since inception was 235.1% for the Fund and 129.1% for the index. The MSCI Index includes gross dividends. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares. Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Sector Allocation

[Chart omitted]

Financials	27.8%
Consumer Discretionary	14.3%
Materials	11.3%
Energy	8.6%
Consumer Staples	7.0%
Industrials	6.6%
Technology	6.5%
Telecom	6.5%
Healthcare	6.3%
Utilities	5.1%

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. The Advisor has agreed to reimburse the International Fund to the extent that the Fund's total operating expenses exceed 1.50% of the Fund's average daily net assets during the current fiscal year.